Exhibit 2.2

ESCROW TRUST AGREEMENT

THIS ESCROW TRUST AGREEMENT made as of the           day of January, 2004, by and among Digital Angel Corporation, a Delaware corporation (“Digital Angel”); the undersigned Majority Stockholders’ Representative (“Majority Stockholders’ Representative”); and Wells Fargo Bank Minnesota, National Association acting as escrow agent hereunder (“Escrow Agent”).  Capitalized terms not otherwise defined herein shall have the meanings given in the Merger Agreement described below.

RECITALS

A.                                   Pursuant to an Agreement and Plan of Merger dated as of November 2, 2003 (the “Merger Agreement”) by and among Digital Angel, DA Acquisition, Inc., a Delaware corporation (“DA Acquisition”), and OuterLink Corporation, a Delaware corporation (“Company”), a copy of which, without Schedules and Exhibits, is attached hereto as Exhibit B, DA Acquisition is merging with and into the Company, with Company surviving as a wholly-owned subsidiary of Digital Angel (“Merger”);

B.                                     The Merger Agreement provides that 20,000 shares of Digital Angel Series A Preferred Stock, $1.75 par value per share (“Preferred Stock”), are to be delivered to Escrow Agent for the purpose of providing collateral and partial security for payment of any Liabilities and Losses indemnified by Company.

C.                                     Digital Angel, Company and Majority Stockholders each acknowledge that the knowledge of existence of such Liabilities and Losses as of Closing would have led to a reduction in consideration Digital Angel would have agreed to issue, and Majority Stockholders would have agreed to have paid, in the Transaction, as defined in the Merger Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto agree as follows:

1.                                       Representative; Consent.

(a)                                  By virtue of Majority Stockholders’ approval of the Merger by executing letters of transmittal as described in the Merger Agreement, Majority Stockholders have, without any further act of any Majority Stockholder, consented to: (i) the use of the Escrow Assets (as defined in Section 2(a)) as collateral and security for Majority Stockholders’ indemnification obligations under Article XII of the Merger Agreement in the manner set forth herein, (ii) the appointment of Majority Stockholders’ Representative as their representative for purposes of this Agreement and as the attorney-in-fact and agent for and on behalf of each Majority Stockholder, and the taking by Majority Stockholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken under this Agreement, and (iii) all of the other terms, conditions and limitations in this Agreement. Accordingly, Majority Stockholders’ Representative has unlimited authority and power (subject to the fiduciary duties owed by the Majority Stockholder’s Representative to the Majority Stockholders) to interpret all of the terms and provisions of this Agreement, and to act on behalf of each Majority Stockholder with respect to this Agreement and the disposition, settlement, compromise or other handling of all claims, rights or obligations arising hereunder, and to authorize payments to be made with respect thereto, and all action taken by Majority Stockholders’ Representative hereunder shall be binding upon each and all of Majority Stockholders, and their successors, as if expressly confirmed and ratified in writing by each of them.  Majority Stockholders will be bound by all actions taken by Majority Stockholders’ Representative in connection with this Agreement, and the Escrow Agent and Digital Angel shall be entitled to rely on any action or decision of Majority Stockholders’ Representative.  The Escrow Agent, the Company and Digital Angel are hereby relieved from any liability to any Majority Stockholder for any acts done by them in accordance with such decision, act, consent or instruction of Majority Stockholders’ Representative.

(b)                                 In the event Majority Stockholders’ Representative resigns from such appointment, the holders of a majority interest of the Escrow Assets shall name a successor Majority Stockholders’ Representative, who agrees to be bound by the provisions hereof and in Article XII of the Merger Agreement.  In addition, Majority Stockholders’ Representative may be replaced by Majority Stockholders from time to time upon not less than thirty (30) days prior written notice to Digital Angel and the Escrow Agent; provided that Majority Stockholders’ Representative may not be removed unless holders of a two-thirds interest of the Escrow Assets agree to such removal and to the identity of the substituted Majority Stockholders’ Representative.  No bond shall be required of Majority Stockholders’ Representative, and Majority Stockholders’ Representative shall not receive compensation for his or her services.  Notices or communications to or from Majority Stockholders’ Representative shall constitute notice to or from each of Majority Stockholders.

(c)                                  Majority Stockholders’ Representative shall not be liable to Majority Stockholders for any act done or omitted hereunder as Majority Stockholders’ Representative while acting in good faith and in the exercise of reasonable judgment.  Majority Stockholders’ Representative may consult with counsel, accountants, and other professional advisors (which may not be advisors to Digital Angel or Escrow Agent) and shall be fully protected from Majority Stockholders in taking any action in good faith in accordance with the opinion or instructions of such advisors.  Majority Stockholders on whose behalf shares of Preferred Stock was contributed to the Escrow Assets shall severally indemnify Majority Stockholders’ Representative and hold Majority Stockholders’ Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of Majority Stockholders’ Representative and arising out of or in connection with the acceptance or administration of Majority

Stockholders’ Representative duties hereunder, including the reasonable fees and expenses of any advisors retained by Majority Stockholders’ Representative.

(d)                                 In the event that Majority Stockholders’ Representative alone funds, or certain but not all Majority Stockholders per their respective interests in the Escrow Assets fund, any reasonable advisors’ fees and costs pertaining to obtaining advice for Majority Stockholders’ Representative acting in that capacity (whether or not in the context of a dispute with Digital Angel with respect to a claim hereunder) or defending or settling claims indemnified by Majority Stockholders, then Majority Stockholders’ Representative shall have the right to instruct the Escrow Agent (with a copy to Digital Angel) on the Return Date, to reallocate the Escrow Assets among the Majority Stockholders solely if and to the extent necessary to cause such reasonable advisors’ fees and costs to have been paid pro rata by all Majority Stockholders in accordance with their respective interests in the Escrow Assets.

(e)                                  The Majority Stockholders agree that, by acting as Majority Stockholders’ Representative, the Majority Stockholders’ Representative does not assume any liability for the representations, warranties, covenants and agreements of the Majority Stockholders in their respective individual capacities and that the Majority Stockholders’ Representative retains the same rights, powers, and obligations in his or her capacity as Majority Stockholder as any other Majority Stockholder.

2.                                       Establishment of Escrow.

(a)                                  Escrow Agent is hereby appointed and agrees to act as Escrow Agent and to hold, administer and distribute the Escrow Assets (as hereinafter defined) pursuant to this Agreement.  For purposes of this Agreement, “Escrow Assets” means 20,000 shares of Preferred Stock to be delivered as Merger Consideration and any income or other earnings or distributions on such assets. If the Majority Stockholders’ Representative elects to convert the Preferred Stock currently held in the escrow account (“Escrow Account”) into shares of common stock of Digital Angel, $0.005 par value per share (“Common Stock”) in accordance with the conversion rights of holders of the Preferred Stock, then such shares of Common Stock shall replace the converted Preferred Stock and become Escrow Assets.

(b)                                 The Majority Stockholders (“Indemnifying Party”) have agreed in Article XII of the Merger Agreement to indemnify and hold harmless Digital Angel and DA Acquisition (collectively, the “Indemnified Party”) from and against specified Liabilities and Losses.  The Escrow Assets will be collateral and security for the indemnity obligation of the Indemnifying Party, in the manner provided in Article XII of the Merger Agreement and this Agreement.  Promptly after the receipt by the Indemnified Party of notice of any claim, damage or legal action or proceeding giving rise to indemnification rights under the Merger Agreement, Indemnified Party will give Majority Stockholders’ Representative written notice of such claim, damage, legal action or proceeding (a “Claim”) in accordance with Section 5 hereof.

(c)                                  No Escrow Assets or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by a Majority Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of a Majority Stockholder (other than such Majority Stockholder’s obligations under the Merger Agreement or this Agreement), prior to the delivery to such Majority Stockholder of the Escrow Assets by the Escrow Agent.

3.                                       Escrow Assets.  Escrow Agent shall hold and safeguard the Escrow Assets during the term of this Agreement in accordance with the terms hereof.  The value of Preferred Stock held in the Escrow Account as Escrow Assets will be equal to the value of the underlying shares of Common Stock, on a converted basis, based on the volume weighted average price (“Volume Weighted Average Price”) of the Common Stock over a period of ten consecutive trading days prior to the assertion of a Claim by the Indemnified Party. If such Preferred Stock has been converted into shares of Common Stock as permitted under Section 2(a), then the value of the shares of Common Stock held in the Escrow Account as Escrow Assets will be based on the Volume Weighted Average Price of the Common Stock over a period of ten consecutive trading days prior to the assertion of a Claim by the Indemnified Party. Volume Weighted Average Price means the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Principal Market (which shall initially mean the American Stock Exchange and shall also include the New York Stock Exchange, the NASDAQ Small-Cap Market or the NASDAQ National Market, whichever is at the time the principal trading exchange or market for the Common Stock), the daily volume weighted average price of the Common Stock for such date on the Principal Market on which the Common Stock is then listed or quoted as reported; (b) if the Common Stock is not then listed or quoted on a Principal Market and if prices for the Common Stock are then quoted on the Over-The-Counter Bulletin Board, the volume weighted average price of the Common Stock for such date on the Over-The-Counter Bulletin Board; (c) if the Common Stock is not then listed or quoted on the Over-The-Counter Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the average of the most recent bid and ask price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by a nationally recognized-independent appraiser selected in good faith by the Board of Directors of Digital Angel.

4.                                       Quarterly Statements.  As soon as possible following the close of each calendar quarter during the term of this Agreement that begins on or after the Effective Time of the transactions contemplated by the Merger Agreement, Escrow Agent shall deliver to Majority Stockholders’ Representative a statement setting forth, as of the end of the preceding calendar quarter, the Escrow Assets held in the Escrow Account and any portion of the Escrow Assets returned to the Indemnified Party in accordance with Section 5 below, if any.

5.                                       Payment of Claims Out of the Escrow.

(a)                                  The Indemnified Party may assert one or more Claims against the Escrow Assets at any time prior to the Return Date, as such term is defined in Section 6, by giving Escrow Agent a written notice of such Claim (a “Claim Notice”), a copy of which shall also be delivered concurrently by the Indemnified Party to the Majority Stockholders’ Representative, specifying the nature of the Indemnified Party’s underlying Claim under the Merger Agreement, specifying the amount of such Claim, and stating that the Indemnified Party has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Liabilities and/or Losses.  Such Claim Notice shall specify in reasonable detail the individual items of Liabilities and/or Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant or claim to which such item is related.  Escrow Agent shall also promptly deliver a copy of any such Claim Notice to Majority Stockholders’ Representative, accompanied by a cover letter stating that if Majority Stockholders’ Representative fails to object to the enclosed Claim Notice within the time period specified below, a distribution will be made to the Indemnified Party out of the Escrow Assets of an amount equal to the amount of the Claim described in such Claim Notice. The independent accountant of Digital Angel will determine the number of Preferred Stock, or Common Stock upon conversion of the Preferred Stock, held in the Escrow Account as Escrow Assets necessary to satisfy the Claim based on Section 3. If Majority Stockholders’ Representative does not give Escrow Agent a written notice of objection to the Claim described in such Claim Notice (an “Objection Notice”) within thirty (30) days after Escrow Agent delivers to Majority Stockholders’ Representative a copy of such Claim Notice (a copy of which objection shall be promptly delivered by Escrow Agent to the Indemnified Party), Escrow Agent shall promptly make a distribution to the Indemnified Party out of the Escrow Account of an amount of Escrow Assets determined by the independent accountant of Digital Angel to be equal to the amount of such Claim.  If Escrow Agent receives an Objection Notice within such 30-day period, Escrow Agent shall promptly make a distribution to the Indemnified Party out of the Escrow Account of an amount of Escrow Assets determined by the independent accountant of Digital Angel to be equal to the portion of such Claim if any, to which the Objection Notice does not apply.  No other distribution shall be made by Escrow Agent with respect to such Claim until (i) receipt by Escrow Agent of joint written instructions of Indemnified Party and Majority Stockholders’ Representative with respect to the Escrow Assets, (ii) receipt by Escrow Agent of any order of a court of competent jurisdiction or arbitration tribunal directing Escrow Agent to distribute all or any part of such Escrow Assets to any person, or (iii) all or any portion of such Escrow Assets are needed by Escrow Agent in order to comply with a requirement that Escrow Agent make a distribution out of the Escrow Account with respect to another Claim asserted by the Indemnified Party in accordance with the terms of this Agreement.

(b)                                 If any Claim is made or asserted by a third party against the Indemnified Party which might give rise to a right to indemnification against the Indemnifying Party under the Merger Agreement, the Indemnified Party shall with reasonable promptness, give to Majority Stockholders’ Representative written notice of the Claim or assertion of liability and request Majority Stockholders’ Representative to defend the same, provided that any delay or failure to notify Majority Stockholders’ Representative shall not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party except to the extent of any prejudice resulting directly from such delay or failure.  Majority Stockholders’ Representative shall, within ten days, at Majority Stockholders’ Representative’s expense, assume the defense of such Claim or assertion with counsel reasonably satisfactory to the Indemnified Party.  The Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment has been specifically authorized by Majority Stockholders’ Representative in writing, or (ii) Majority Stockholders’ Representative has failed to assume the defense of such action, or (iii) due to a conflict of interest, Majority Stockholders’ Representative’s counsel is not able to adequately represent the Indemnified Party. Majority Stockholders’ Representative shall not be permitted to enter into any settlement or compromise involving affirmative action or forbearance by the Indemnified Party unless the Indemnified Party shall have been notified in writing of the proposed settlement or compromise and shall have consented in writing thereto, which consent, shall not be unreasonably withheld or delayed.  The parties will cooperate with each other in the defense of any such action and the relevant records of each shall be available to the other with respect to such defense.

6.                                       Distribution of Escrow Assets to Majority Stockholders’ Representative.  As promptly as practicable eighteen (18) months after the Effective Time of completion of the transactions contemplated by the Merger Agreement - January      , 2004, (which date shall be the “Return Date”), the Escrow Assets, less those Escrow Assets that have been paid pursuant to Claims or become subject to pending Claims by the Indemnified Party in accordance with Section 5 above prior to the Return Date, shall be distributed by overnight, trackable mail to, or in accordance with instructions provided by Majority Stockholders’ Representative, provided that any Escrow Assets held in the Escrow Account which remain subject to Claims as of the Return Date shall be retained by Escrow Agent until such time as Escrow Agent is required to distribute such Escrow Assets pursuant to Section 5 above.  Approximately thirty (30) days prior to the Return Date, Escrow Agent shall deliver to the Indemnified Party and Majority Stockholders’ Representative a written report setting forth, as of the date of such report, the Escrow Assets being held in the Escrow Account and the Escrow Assets being held in the Escrow Account that are subject to pending Claims pursuant to Section 5 above.  Such report shall be accompanied by a cover letter that indicates that all of the Escrow Assets in the

Escrow Account, less those Escrow Assets already subject to Claims, will be distributed by Escrow Agent to Majority Stockholders’ Representative promptly after Return Date if no additional Claims are asserted against such Escrow Assets on or prior to the Return Date.

7.                                       Distributions Pursuant to Joint Instructions or Court Order.  Notwithstanding any other provision of this Agreement to the contrary, if Escrow Agent at any time receives either (a) joint written instructions of the Indemnified Party and Majority Stockholders’ Representative or (b) an order of a court of competent jurisdiction or arbitration tribunal, in either case directing Escrow Agent to distribute or otherwise deal with any portion of the Escrow Assets, Escrow Agent shall promptly comply with same.  Any court order or arbitration order referred to in (b) above shall be accompanied by a legal opinion of counsel for the presenting party satisfactory to the Escrow Agent to the effect that such court order or arbitration order is final and enforceable and not subject to further appeal.

8.                                       Duties of Escrow Agent.

(a)                                  It is agreed that the duties of Escrow Agent are only such as are herein specifically provided, and that such duties are purely ministerial in nature and no implied covenants shall be read into this Agreement against the Escrow Agent.  Escrow Agent’s primary duty shall be to keep custody of and safeguard the Escrow Assets during the period of the Escrow Account and to distribute the Escrow Assets in the Escrow Account in accordance with the provisions in Sections 5, 6 and 7 hereof.  Escrow Agent shall incur no liability whatsoever, except for willful misconduct or gross negligence.  Escrow Agent may consult with counsel (which may not be counsel to Indemnified Party or to Majority Stockholders’ Representative) and shall be fully protected in taking any action in good faith in accordance with the opinion or instructions of counsel.  Escrow Agent shall not be required to institute legal proceedings of any kind; and the Indemnified Party and Majority Stockholders’ Representative, on behalf of each Indemnifying Party, jointly and severally, agree to indemnify and hold Escrow Agent harmless, in respect of any Claim, suit or proceeding, whether with or without basis in law or in fact, based on this Agreement or any act of Escrow Agent hereunder brought against it by any person except as provided in this Section 8(a).  The costs and expenses of enforcing this right of indemnification shall also be paid by the Indemnified Party and Majority Stockholders’ Representative, on behalf of each Indemnifying Party.  This right of indemnification shall survive the termination of this Agreement and the removal or resignation of the Escrow Agent.

(b)                                 Escrow Agent may rely upon, and shall be protected in acting or refraining in acting based upon, any written notice, instruction or request furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c)                                  In no event shall Escrow Agent be liable to any party for any special, indirect or consequential loss or damage of any kind whatsoever, even if the Escrow Agent has been previously advised of the possibilities of such loss or damage.

9.                                       Fees of Escrow Agent.  Escrow Agent shall be entitled to reasonable compensation for its services under this Agreement in accordance with the Schedule attached as Exhibit A hereof.  Escrow Agent’s compensation, and such fees of counsel if any, paid by Escrow Agent, shall be paid by Digital Angel.  Payment of Escrow Agent’s fees shall be made directly by Digital Angel to Escrow Agent promptly upon invoice by Escrow Agent to Digital Angel.  To the extent such fees and expenses are not paid by Digital Angel, the foregoing (including the indemnity provided in Section 8(a) hereof) shall be paid from the Escrow Assets after written notice from the Escrow Agent to Digital Angel.

10.                                 Resignation and Termination of Escrow Agent.

(a)                                  Escrow Agent may resign at any time by giving Digital Angel and Majority Stockholders’ Representative at least thirty (30) days’ prior written notice of such resignation.  After giving such notice, Escrow Agent shall have no further obligation hereunder except to hold the Escrow Assets as a depository.  In such event, Escrow Agent shall not take any action until Digital Angel and Majority Stockholders’ Representative together have designated a banking corporation, escrow company, attorney or other person as successor escrow agent hereunder.  Upon receipt of such instructions, Escrow Agent shall promptly deliver the Escrow Assets to such successor escrow agent and thereafter shall have no further obligation hereunder.  If no successor escrow agent shall have been appointed within such 30-day period, the resigning Escrow Agent may, at the expense of Digital Angel, petition any court of competent jurisdiction for the appointment of a successor escrow agent.

(b)                                 Digital Angel and Majority Stockholders’ Representative together may for any reason terminate the appointment of Escrow Agent hereunder at any time upon delivery of a written notice to the Escrow Agent specifying the date on which such termination will take effect.  In the event of such termination, Digital Angel and Majority Stockholders’ Representative shall, within thirty (30) days of such notice, jointly appoint a successor escrow agent and Escrow Agent shall promptly deliver to such successor escrow agent the Escrow Assets.  Upon receipt of the Escrow Assets, the successor escrow agent shall thereupon be bound by all of the provisions thereof.

11.                                 Notices.  Any notices or other communications required or permitted hereunder shall be validly given, made or served if in writing and delivered personally or by telecopy with receipt acknowledged or if sent by certified mail, postage prepaid, return receipt requested, as follows:

If to Digital Angel or DA Acquisition, to:

Digital Angel Corporation

490 Villaume Avenue

South St. Paul, Minnesota  55075

Attention: Chief Executive Officer

with a copy to:

Winthrop & Weinstine, P.A.

Suite 3500

225 South Sixth Street

Minneapolis, Minnesota  55402

Attention:  Philip T. Colton, Esq.

Telecopy: (612) 604-6800

If to Majority Stockholders’ Representative:

Paul Kelley

c/o Nixon Peabody LLP

101 Federal Street

Boston, Massachusetts  02110

If to Escrow Agent:

Wells Fargo Bank Minnesota, National Association

Corporate Trust Services, N9303-110

Sixth Street and Marquette Ave.

Minneapolis, MN  55479

Attention: Lynn Lean

Telecopy: (612) 667-2160

Phone: (612) 667-2528

Notice to Escrow Agent or other parties hereto shall be deemed given when received.

12.                                 Entire Agreement.  This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the Escrow transactions described herein and supersedes all prior agreements or understandings, written or oral, between the parties with respect thereto, except for the Merger Agreement and related documents insofar as they are applicable with respect to the parties hereto other than Escrow Agent.  Escrow Agent need look only to this Agreement to determine its duties and liabilities.

13.                                 Counterparts.  This Agreement may be executed in several counterparts and by fax, which taken together shall constitute a single document.

14.                                 Successors.  The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon the successors and permitted assigns of Escrow Agent, Digital Angel, and Majority Stockholders’ Representative.

15.                                 Transfer and Assignment.  Majority Stockholders’ Representative shall not be permitted to transfer or assign any of its interests or obligations hereunder without the prior written consent of Digital Angel, which consent shall not be unreasonably withheld.

16.                                 Headings.  The headings in this Agreement are for reference purposes only and shall not in any way effect the meaning or interpretation of this Agreement.

17.                                 Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Minnesota.

18.                                 Amendments.  This Agreement cannot be terminated, altered or amended except pursuant to an instrument in writing signed by all the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the day and year first above written.

DIGITAL ANGEL CORPORATION

By: James P. Santelli
Its: Vice President, Finance and
Chief Financial Officer

MAJORITY STOCKHOLDERS’ REPRESENTATIVE:

Name: Paul Kelley

ESCROW AGENT:
Wells Fargo Bank Minnesota, National Association

By:
Name:
Its:

EXHIBIT A

ESCROW AGENT FEE SCHEDULE